SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Allison Transmission Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01973R101
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Ashe Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,031,115 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,031,115 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,031,115 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,020 Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,020 Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,020 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

(1) The 4,020 Shares are held in the William C. Crowley Roth IRA (the “Roth IRA”).

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2015 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 11, 2016 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 12, 2016 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 17, 2016 (“Amendment No. 3” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Allison Transmission Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 4, 5 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 3, 2017, Ashe, certain of its affiliates and William R. Harker, a Principal (collectively, the “Ashe Group”), entered into a Cooperation Agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement and subject to the conditions set forth therein, the Issuer has agreed to promptly appoint Mr. Harker as a member of the Board if either (1) a person affiliated with ValueAct Capital Management, L.P. or its affiliates (“ValueAct”) (currently Gregory P. Spivy) or (2) a person affiliated with Longview Asset Management, LLC or its affiliates (“Longview”) (currently James A. Star), ceases to serve as a member of the Board. Further, pursuant to the Agreement and subject to the conditions set forth therein, the Issuer has agreed to nominate Mr. Harker for election as a director at the Company’s 2017 and 2018 annual meetings of stockholders if (i) the Board fails to nominate as directors both a person affiliated with ValueAct and a person affiliated with Longview for election to the Board at the Issuer’s 2017 or 2018 annual meeting of stockholders; or (ii) either ValueAct or Longview ceases to beneficially own at least 5% of the outstanding Shares.

As previously disclosed by the Issuer, on February 3, 2017, the Issuer entered into a Stock Repurchase Agreement with ValueAct and Mr. Spivy notified the Board that he will not stand for re-election at the Issuer’s 2017 Annual Meeting. Following the closing of the transaction with ValueAct, ValueAct will not own any Shares, triggering the obligation of the Issuer to nominate Mr. Harker for election to the Board at the Issuer’s 2017 Annual Meeting.

The Issuer’s obligation to appoint Mr. Harker pursuant to the Agreement will cease if the Ashe Group no longer holds at least 5% of the Shares or any member of the Ashe Group breaches the Agreement. The Issuer has also agreed that the Ashe Group may receive certain information about the Issuer in accordance with a confidentiality agreement entered into by the parties.

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 5 of 6 Pages

The Ashe Group has agreed during the term of the Agreement, and for so long as Mr. Harker or another Ashe designee serves as a member of the Board, to vote for the Board’s slate of nominees for director at the Issuer’s annual meeting of stockholders and in accordance with the Board’s recommendations for any other proposals, subject to certain exceptions. In addition, during the term of the Agreement, and for so long as Mr. Harker or another Ashe designee serves as a member of the Board, the Ashe Group has agreed to certain customary standstill provisions, including an agreement not to acquire Shares that would result in owning in excess of 7.5% of the Shares.

The Agreement terminates on the date that is the earliest of: (i) the Issuer’s failure to appoint Mr. Harker to the Board pursuant to the terms of the Agreement, and (ii) the day which is 30 days prior to the last day on which a stockholder must give notice to the Issuer of such stockholder’s intention to nominate a person for election as a director or to present a proposal at the Issuer’s 2019 annual meeting of stockholders.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit D and incorporated herein by reference.

Item 5	INTEREST IN SECURITIES OF THE COMPANY.

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 165,384,097 Shares outstanding, which is the total number of Shares outstanding as of October 11, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on October 25, 2016.

As of the close of business on the date hereof, the Reporting Persons may be deemed to beneficially own 10,031,115 Shares, constituting approximately 6.1% of the Shares outstanding.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
D	Cooperation Agreement.

CUSIP No. 01973R101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

ASHE CAPITAL MANAGEMENT, LP

By:	/s/ William Harker
Name:	William Harker
Title:	Co-Founder and President

/s/ William C. Crowley
WILLIAM C. CROWLEY